January 16, 2007


Via Facsimile 917-777-3360 and U.S. Mail

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom
Four Times Square
New York, New York 10036

Re:	Parlux Fragrances, Inc.
PRRN14A filed by Glenn Nussdorf on January 11, 2007
SEC File No. 0-15491

Dear Mr. Stoller:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the revised consent statement identified above. We have the following additional comments.
All defined terms used in this letter have the same meaning as in the revised consent statement, unless otherwise indicated. All page references refer to the blacklined copy of the revised consent solicitation statement that you provided supplementally. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

Proposal 2. Election of Nominees, page 3

1. Refer to comment 4 in our last comment letter dated January 9, 2007 and your response. Provide the figures for the amounts of the legal fees paid by Mr. Nussdorf to Mr. Angel in the table on pages 3-
4 of the revised consent solicitation statement.

Background and Reasons for the Consent Solicitation, page 5

2. Refer to comment 6 in our last comment letter. You have not addressed the inconsistency between Mr. Nussdorf`s statements in his letter to the Company dated November 21, 2006 and in his amended
Schedule 13D filed on October 17, 2006 that he was already exploring an acquisition proposal to acquire Parlux, and his statements in this section that he "may explore the possibility of making an acquisition proposal" to acquire the Company if his Nominees are elected. Please revise. In addition, you should summarize the results of Mr. Nussbaum`s efforts to date.



Please amend your consent solicitation statement in response to these comments. You may wish to provide us with black-lined copies of the revised consent statement to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
Daniel E. Stoller, Esq.
January 16, 2007
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE